Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Universal Insurance Holdings, Inc. (No. 333-222993) of our report dated June 29, 2026, with respect to the statement of net assets available for benefits of Universal Property & Casualty 401(k) Profit Sharing Plan as of December 31, 2025, the related statement of changes in net assets available for benefits for the year then ended, and the Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025, which report appears in the December 31, 2025 Annual Report on Form 11-K of Universal Property & Casualty 401(k) Profit Sharing Plan.

/s/ CBIZ CPAs P.C.
Fort Lauderdale, Florida
June 29, 2026